EXHIBIT 99.3
PRESS RELEASE OF ESW CAPITAL, LLC
ESW CAPITAL, LLC TENDERS COMMON SHARES OF COREL CORPORATION
AUSTIN, TEXAS — NOVEMBER 27, 2009 — ESW Capital, LLC (“ESW Capital”) today announced that it had tendered 4,495,644 common shares of Corel representing 17.4% of the total issued and outstanding common shares of Corel pursuant to the tender offer by Corel’s majority shareholder, Vector Capital Partners II International, Ltd. As a result of this tender, ESW Capital now owns no common shares of Corel.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
For further information or for a copy of ESW Capital’s Early Warning Report, please contact: Andrew S. Price, VP Finance, Telephone:
512-524-6149, ESW Capital, LLC, 6011 West Courtyard Drive, Austin, TX, USA, 78730.